Exhibit 99.1

Vermilion Energy Inc. Announces Fatality During Construction of Corrib Project in Ireland

CALGARY, Sept. 9, 2013 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX, NYSE: VET) regrets to report that a fatal injury occurred this weekend during construction of the Corrib project in Ireland.  Vermilion owns an 18.5% working interest in the project, which is operated by Shell E&P Ireland Limited ("SEPIL").

Human safety and environmental protection are Vermilion's highest priorities and we are saddened by this loss of life.  We wish to express our sincere condolences to the family and co-workers of the deceased employee of Herrenknecht AG, a sub-contractor at the Corrib project.  The incident occurred on the tunnel boring machine that is being utilized in operations at the Corrib tunnel site at Aughoose in County Mayo.

Construction operations on the tunnel have been temporarily suspended while coordinated investigations of the incident by Irish authorities are completed.  The integrity of the Corrib tunnel itself was not compromised by the incident. Vermilion, as a non-operated partner in the project, will be working with SEPIL to ensure that the cause of the incident is clearly identified and appropriate steps are taken to ensure the safety of workers before operations are re-established.  Vermilion will advise when the investigations are complete and operations have resumed.

NOTE TO EDITORS:

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, the broader European region and Australia. Vermilion's business model targets annual growth of approximately 5% together with providing reliable and growing dividends.  Vermilion is targeting annual growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion currently pays a monthly dividend of Canadian $0.20 per share, which provides a current yield of approximately 5%.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion has an 18 year history of consistent strong returns and market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Dean Morrison, CFA
Director, Investor Relations
Suite 3500, 520 - 3rd  Avenue S.W.
Calgary, Alberta T2P 0R3
Phone:  (403) 269-4884
Fax:  (403) 476-8100
IR Toll Free:  1-866-895-8101
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 07:30e 09-SEP-13